

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE


05004903

February 13, 2005

Charles D. MarLett
Corporate Secretary
AMR Corporation
4333 Amon Carter Boulevard
MD 5675
Ft. Worth, TX 76155

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/13/2005

Re: AMR Corporation
Incoming letter dated January 28, 2005

Dear Mr. MarLett:

This is in response to your letter dated January 28, 2005 concerning the shareholder proposal submitted to AMR by John Chevedden. We also have received a letter from the proponent dated February 4, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
FEB 16 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

6201



January 28, 2005

David M. Lynn, Esq.
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0402
Washington, DC 20549

Re: AMR Corporation – Omission of Stockholder Proposal from Proxy Materials Pursuant to §240.14a-8 of the Securities Exchange Act of 1934 (the "Act")

Dear Mr. Lynn:

A. Introduction

AMR Corporation (the "Corporation" or "AMR"), is seeking confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Corporation omits from its proxy statement and form of proxy for its 2005 Annual Meeting of Stockholders (the "Proxy Materials") the stockholder proposal (the "Proposal") submitted to the Corporation by John R. Chevedden of 2215 Nelson Avenue, No. 205, Redondo Beach, California 90278. The reasons for omitting the Proposal are found in Part D of this letter.

Pursuant to Rule 14a-8(j)(2) under the Act, enclosed are:

- the original and five copies of this letter (copies are Exhibit A); and
- six copies of each of the following:
  - Mr. Chevedden's letter dated December 14, 2004, which contains the Proposal (attached as Exhibit B);
  - the Corporation's letter of December 27, 2004, to Mr. Chevedden pursuant to Rule 14a-8(f), which sets forth the deficiencies of the Proposal (attached as Exhibit C);
  - a letter dated January 3, 2005, from Devon Goodwin of Fidelity Investments (the "Fidelity Letter"), a copy of which Mr. Chevedden forwarded to the Corporation on January 4, 2005, which references the number of shares of AMR common stock held by Mr. Chevedden continuously since December 17, 1998 (attached as Exhibit D);
  - a table from the New York Stock Exchange website that lists the daily highest selling prices of AMR's common stock for each trading day during the 60 calendar days prior to December 14, 2004 (attached as Exhibit E);

- Correspondence from the Corporation's registrar and transfer agent (attached as Exhibit F); and
- the Corporation's letter of January 5, 2005, to Mr Chevedden requesting evidence of any additional stock ownership (attached as Exhibit G).

B. The Proposal and Supporting Statement

"3-Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

51% Yes-Vote
The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step
I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  "D" in Board Composition
  "D" in Strategic Decisonmaking
- Seven of our directors were allow to hold from 4 to 7 board seats — over-extension concern
- We had no independent chairman — independence concern.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Golden parachutes can allow our executives to walk away with millions even if our shareholder value languishes during their tenure. One example was the $150 million in parachutes for Northrop Grumman executives after a proposed merger with Lockheed Martin fell apart.

A shareholder approval requirement may induce restraint when parties negotiate such agreements. Moreover, if a change in control situation does occur, the reason may be that executives have not managed our company in ways that maximize shareholder value.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines. The Council of Institutional Investors favored shareholder approval if the amount payable exceeds a more stringent than this proposal 200% of the senior executive's annual base salary."

C. The Corporation and the Proposal

The Corporation is a Delaware corporation governed by the Delaware General Corporation Law. The Corporation's common stock is publicly traded and is listed on the New York Stock Exchange.

The Proposal addresses "golden parachutes" for senior executives. The Corporation has agreements with its senior executives entitled "executive termination benefit agreements" (the "Termination Agreements"). The Termination Agreements are contracts between the Corporation and its executives. The Termination Agreements provide certain benefits to the executive (a) in the event a change-in-control of the Corporation ("CIC") occurs <u>and</u> (b) within two years of the CIC, the executive's employment is terminated (i) by the Corporation not for cause, (ii) by the executive with good reason or (iii) by the executive during the 13th month following the CIC. The phrases "not for cause" and "good reason" are defined in the Termination Agreements. The Proposal targets future Termination Agreements and is not directed toward the existing Termination Agreements (except in cases of amendments thereto). Currently, 12 Termination Agreements exist between the Corporation and its senior executives.

D. Reasons for Omitting the Proposal

The Corporation believes that the Proposal may be omitted from its Proxy Materials in accordance with Rules 14a-8(b)(1) and 14a-8(f) because Mr. Chevedden has not satisfied, and cannot timely satisfy, the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) - Requisite Ownership and Holding Period

Rule 14a-8(b)(1) provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the annual meeting of shareholders for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting.

The Corporation received Mr. Chevedden's Proposal on December 14, 2004. In the letter containing the Proposal, Mr. Chevedden did not state the number of AMR shares he owned nor the length of time he had owned the shares. He did, however, indicate that he intended to hold his shares through the date of the annual meeting. On December 27, 2004, pursuant to Rule 14a-8(f), the Corporation notified Mr. Chevedden that he had not provided adequate proof that he has continuously held at least $2,000 in market value, or 1%, of AMR's stock entitled to be voted at the Corporation's 2005 Annual Meeting of Stockholders for at least one year by the date he submitted the Proposal, as required by Rule 14a-8(b). In the letter, the Corporation also notified Mr. Chevedden that he had 14 days after receiving the Corporation's letter to demonstrate that he satisfied the eligibility requirements of Rule 14a-8(b) or the Corporation would omit the Proposal from the Proxy Materials. On January 3, 2005, the Corporation received the Fidelity Letter, which states that Mr. Chevedden has continuously held no less than 100 shares of AMR's stock since December 17, 1998.

After verifying with AMR's registrar and transfer agent, American Stock Transfer & Trust Company, that Mr. Chevedden is not a registered shareholder, the Corporation again corresponded with Mr. Chevedden requesting proof of any additional stock ownership. The Corporation did so inasmuch as there is ambiguity in the Fidelity Letter which states "no less than 100 shares". In the Corporation's letter of January 5, 2005, it endeavored to have Mr. Chevedden make it aware of any additional shares of AMR stock that he may own. Additionally, for his reference to the specific requirements of Rule 14a-8, AMR enclosed copies of Rule 14a-8 and SLB 14. As of the date of this letter to the Commission, Mr. Chevedden has failed to respond.

As more fully set forth below, the Corporation believes that the Proposal may be properly omitted from the Corporation's Proxy Materials pursuant to Rule 14a-8(f) because Mr. Chevedden has failed to satisfy the eligibility requirements of Rule 14a-8(b).

Rule 14a-8(b)(1) provides that in order for Mr. Chevedden to be eligible to submit a proposal for inclusion in the Corporation's Proxy Materials, he must (a) have continuously held, at least $2,000 in market value, or 1%, of the Corporation's securities entitled to be voted on the proposal at the annual meeting of shareholders for at least one year by the date he submitted the Proposal and (b) continue to hold those securities through the date of the meeting.

According to Staff Legal Bulletin No. 14 "Shareholder Proposals", dated July 13, 2001 ("SLB 14"), for purposes of determining whether a shareholder is eligible to submit a proposal, the market value of the shareholder's securities (for securities listed on the New York Stock Exchange) is determined by multiplying the number of securities owned by the shareholder by the highest selling price during the 60 calendar days before the shareholder submitted the proposal.

As noted earlier, shares of the Corporation's common stock are listed on the New York Stock Exchange. During the 60 calendar days preceding December 14, 2004, the date of submission of the Proposal, the highest selling price of AMR shares was $10.95, which occurred on December 2, 2004. As noted above, the Fidelity Letter states that Mr. Chevedden owns no less than 100 shares of the Corporation's common stock. Therefore the maximum market value of those 100 shares during the 60 days preceding the submission of the Proposal was $1,095.00, which is less than the $2,000 requirement. In addition, there were in excess of 159 million shares of the Corporation's common stock outstanding at all times during the one year period preceding the submission of the Proposal. Thus, the 100 shares owned by Mr. Chevedden represents significantly less than 1% of the Corporation's outstanding shares. Due to the fact that Mr. Chevedden did not own the requisite $2,000 in market value, or 1%, of the Corporation's common stock at the time the Proposal was submitted, the Corporation believes that the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(f).

The Staff has on several occasions confirmed that no enforcement action would be taken if a shareholder's proposal were to be excluded from a company's proxy materials on the grounds that the shareholder did not own, or failed to provide timely and adequate evidence that the shareholder did own, the minimum $2,000 in market value, or 1%, of the company's securities. Recent examples include *Deere & Company* (December 5, 2003) (proposal excluded where shareholder owned one share with an approximate market value of $57); *Motorola, Inc.* (August 12, 2003) (proposal excluded where shareholder owned shares that had a market value less than $2,000); *Seagate Technology* (August 11, 2003) (proposal excluded where shareholder owned 100 shares with an aggregate market value of $1,235); and *Sabre Holdings Corporation* (January 28, 2004) (proposal excluded where shareholder owned 72 shares with an aggregate market value of $1,656).

Rule 14a-8(f) - No Requirement to Notify Proponent of Deficiency Where Deficiency Cannot Be Remedied

Rule 14a-8(f) specifies that a company need not provide a shareholder with notice of a deficiency in such shareholder's proposal if such deficiency cannot be remedied. SLB 14, Part C, Question 6(c) provides that failure on the part of the proponent to own at least $2,000 in market value, or 1%, of the company's securities is a defect that cannot be remedied. As detailed above, Mr. Chevedden's Proposal suffers from this defect. Since this defect cannot be remedied, the Corporation is not required to provide Mr. Chevedden with further notice of his Proposal's deficiency under Rule 14a-8(f). However, the record indicates that the Corporation reached out to Mr. Chevedden and provided him with ample opportunity to provide evidence of his stock ownership.

E. Conclusion

Based on the foregoing, the Corporation believes, and it is my legal opinion, that the Proposal may be omitted from the Corporation's proxy materials for the reasons set forth in Part D of this letter. The Corporation respectfully requests the concurrence of the Commission in this opinion. If you have any questions regarding this request or would like any additional information, please call me at (817) 967-1254.

Pursuant to Rule 14a-8(j), this letter is being submitted to the Staff no later than 80 calendar days before the date on which the Corporation intends to file its definitive Proxy Materials. The Corporation expects to file its definitive Proxy Materials with the Commission on or about April 25, 2005 and wishes to release a draft of the proxy materials to its printer by April 1, 2005. Thus, the Corporation asks that the Commission respond on or before that date.

In accordance with Rule 14a-8(j), the Corporation is simultaneously notifying Mr. Chevedden, by copy of this letter, of its intention to omit the Proposal from the Corporation's Proxy Materials.

Thank you for your attention to this matter.

Very truly yours,



Charles D. MarLett
Corporate Secretary

Enclosures

cc: Mr. J. Chevedden (w/ enclosures)
via overnight courier

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

Mr. Gerard J. Arpey
Chairman
AMR Corporation (AMR)
4333 Amon Carter Boulevard
Fort Worth, TX 76155
PH:817-963-1234
FX: 817-967-9641

RECEIVED
DEC 14 2004
CHARLES D. MARLETT

Dear Mr. Arpey,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



December 14, 2004

John Chevedden
Shareholder

cc: Charles D. MarLett
Corporate Secretary
PH: 817-967-1254
FX: 817-967-4313
FX: 817-967-2937
FX: 817-967-4162

RX TIME 12/14 '04 16:14

3 – Golden Parachute Vote Provision

RESOLVED: Golden Parachute Vote Provision. Shareholders request that our Board of Directors seek shareholder approval for future golden parachutes for senior executives. This applies to benefits exceeding 299% of the sum of the executive's base salary plus bonus. Future golden parachutes include agreements renewing, modifying or extending existing severance or employment agreements with golden parachute or severance provisions.

This includes that golden parachutes not be given for a change in control or merger which is approved but not completed. Or for executives who transfer to a successor company. This proposal would include to the fullest extent each golden parachute that our company has or will have the power to grant or modify.

Our company would have the flexibility of seeking approval after the material terms of a golden parachute were agreed upon.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

51% Yes-Vote

The 26 shareholder proposals voted on this topic achieved an impressive 51% average yes-vote in 2004.

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- The Corporate Library (TCL), an independent investment research firm in Portland, Maine rated our company:
  - "D" in Board Composition
  - "D" in Strategic Decisonmaking
- Seven of our directors were allow to hold from 4 to 7 board seats – over-extension concern
- We had no independent chairman – independence concern.

This vulnerability of our corporate governance reinforces the reason to adopt the one RESOLVED statement in this proposal.

Golden parachutes can allow our executives to walk away with millions even if our shareholder value languishes during their tenure. One example was the $150 million in parachutes for Northrop Grumman executives after a proposed merger with Lockheed Martin fell apart.

A shareholder approval requirement may induce restraint when parties negotiate such agreements. Moreover, if a change in control situation does occur, the reason may be that executives have not managed our company in ways that maximize shareholder value.

Institutional investors such as the California Public Employees Retirement System recommended shareholder approval of golden parachutes in their proxy voting guidelines. The Council of Institutional Investors favored shareholder approval if the amount payable exceeds a more stringent than this proposal 200% of the senior executive's annual base salary.

Golden Parachute Vote Provision
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

The above format is the format submitted and intended for publication. It is requested that the company not toy with the formatted margins and indentations.

Please advise if there is any typographical question.

Exhibit C



December 27, 2004

Via Federal Express and
Facsimile (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: Shareholder proposal for AMR Corporation

This letter acknowledges receipt of your shareholder proposal for the 2005 annual meeting of shareholders of AMR Corporation ("AMR"). Rule 14a-8 of Regulation 14A under the Securities Exchange Act of 1934, as amended, governs shareholder proposals such as yours. That Rule requires, among other things, that the proponent (i) must hold securities of AMR with a market value of at least $2,000 (or 1% of the company's securities entitled to be voted on the proposal at the meeting), (ii) must have held those securities for at least one year prior to submitting the proposal (in this case, since December 14, 2003) and (iii) must provide a statement that he/she intends to continue to hold the securities through the date of the meeting of shareholders (Rule 14-8(b)).

At the time you submitted your proposal you failed to prove your eligibility to submit a proposal by providing the necessary information required in clauses (i) and (ii) of the above paragraph. We need to receive this information within 14 days of your receipt of this letter (Rule 14a-8(f)).

If we do not receive the materials set forth above, we will exclude your proposal. While we appreciate your interest as a shareholder, we require all shareholders to comply with the SEC's rules when submitting shareholder proposals.

Assuming that the items referenced in the first paragraph of this letter are provided, please be advised that we may decide to oppose your proposal and/or seek to have it excluded from the proxy statement. In any case, we will send to you our response and/or reasons for exclusion in accordance with the SEC's regulations. For your information, we anticipate that the annual meeting will be held on May 18, 2005, and that we will mail our proxy materials on or around April 25, 2005.

Thank you for your cooperation.

Very truly yours,

Charles D. MarLett
Corporate Secretary

Exhibit D



RECEIVED
JAN 0 4 2005
CHARLES D. MARLETT

January 3, 2005

John R. Chevedden
Fax: 310-371-7872

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in AMR Corp. ("AMR").

I can confirm that John Chevedden has continuously held no less than 100,000 shares of AMR, since the purchase date of December 17, 1998.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 6889. I am available Monday through Friday, 8:30 a.m. to 5:00 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Service Specialist

Our File: W019520-03JAN05

AMR

Post-it Fax Note 7671	Date 1-3-05 # of pages ▶
To Charles Marlett	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 817-967-4313 963-1489	Fax #

Fidelity Brokerage Services LLC
500 Salem Street O52S
Smithfield, RI 02917

RX TIME 01/03 '05 21:06



AMR

10/1/2004 - 10/31/2004
NYSE Price History

NYSE Trading Information Only

Date	Open	High	Low	Close	Net Change	Volume	Short Volume	% of NYSE Volume
10/29/2004	7.9300	8.0000	7.7200	7.7200	-.4100	2,440,300	584,000	23.9315
10/28/2004	8.2000	8.2000	7.7900	8.1300	.2800	5,443,100	1,498,200	27.5248
10/27/2004	7.3500	7.9100	7.1000	7.8500	.5500	5,815,900	1,885,300	32.4163
10/26/2004	7.2100	7.3500	7.0500	7.3000	.1900	4,316,200	1,100,100	25.4877
10/25/2004	6.5200	7.1200	6.4300	7.1100	.5900	4,783,100	1,742,300	36.4262
10/22/2004	6.6500	6.7600	6.5000	6.5200	-.1200	2,072,100	668,800	32.2764
10/21/2004	6.3900	6.6500	6.3700	6.6400	.1500	2,469,700	474,500	19.2129
10/20/2004	6.7000	6.7000	6.3400	6.4900	-.2000	4,668,800	915,800	19.6153
10/19/2004	6.8500	6.9300	6.6300	6.6900	-.0500	4,516,800	1,169,300	25.8878
10/18/2004	6.9700	6.9800	6.6200	6.7400	-.2500	3,573,400	926,500	25.9277
10/15/2004	7.0500	7.2000	6.9100	6.9900	-.1000	2,319,100	606,100	26.1351
10/14/2004	7.0900	7.2200	6.9800	7.0900	.1000	3,696,200	749,300	20.2722
10/13/2004	7.3400	7.4800	6.9800	6.9900	-.1600	5,297,900	760,100	14.3472
10/12/2004	7.0000	7.2100	6.8900	7.1500	.1300	4,539,400	710,700	15.6563
10/11/2004	7.0000	7.1000	6.9000	7.0200	-.0100	1,285,000	400,700	31.1829
10/8/2004	7.1300	7.1400	6.9700	7.0300	.0000	2,977,200	685,600	23.0283
10/7/2004	7.4000	7.4300	7.0100	7.0300	-.4600	3,636,900	645,100	17.7376
10/6/2004	7.6500	7.6500	7.3800	7.4900	.0800	2,215,700	498,100	22.4805
10/5/2004	7.6400	7.6400	7.3700	7.4100	-.3300	2,166,600	761,000	35.1242
10/4/2004	7.7200	7.7900	7.6000	7.7400	.1700	2,346,000	799,400	34.0750
10/1/2004	7.4800	7.6700	7.4100	7.5700	.2400	2,200,500	781,900	35.5328

*Short volume includes only those orders sent to the NYSE electronically. Please refer to the Help section for a complete description of the data source.



AMR

11/1/2004 - 11/30/2004
NYSE Price History

NYSE Trading Information Only

Date	Open	High	Low	Close	Net Change	Volume	Short Volume	% of NYSE Volume
11/30/2004	9.0000	9.1000	8.9100	9.0300	.0500	1,628,200	413,100	25.3716
11/29/2004	9.2400	9.2400	8.9500	8.9800	-.1700	1,439,100	302,500	21.0201
11/26/2004	9.2700	9.3000	9.1200	9.1500	-.0200	561,000	144,400	25.7398
11/24/2004	9.0000	9.3000	9.0000	9.1700	.4100	2,379,900	476,100	20.0050
11/23/2004	8.8300	8.9400	8.6200	8.7600	.0000	2,143,800	324,300	15.1273
11/22/2004	8.8000	8.8900	8.6100	8.7600	-.1200	2,919,900	676,400	23.1652
11/19/2004	9.2600	9.2800	8.8500	8.8800	-.4500	4,881,400	1,291,100	26.4494
11/18/2004	9.4000	9.5200	9.3200	9.3300	.0100	2,494,200	482,500	19.3449
11/17/2004	9.6500	9.8300	9.2800	9.3200	-.2200	3,760,700	902,600	24.0009
11/16/2004	9.6300	9.6700	9.4600	9.5400	-.1900	1,918,900	560,300	29.1990
11/15/2004	9.5700	9.8800	9.5200	9.7300	.3200	4,593,900	1,141,700	24.8525
11/12/2004	9.2700	9.4100	9.2100	9.4100	.2100	2,318,900	659,700	28.4488
11/11/2004	9.0000	9.2000	8.9100	9.2000	.3600	2,199,300	489,100	22.2389
11/10/2004	9.3200	9.3300	8.8100	8.8400	-.3900	3,060,100	1,057,200	34.5479
11/9/2004	9.2700	9.3400	9.1500	9.2300	.1100	2,832,900	921,600	32.5320
11/8/2004	9.0300	9.2400	9.0200	9.1200	.1900	1,923,400	752,800	39.1390
11/5/2004	9.0000	9.2000	8.9000	8.9300	.0800	4,780,900	1,781,000	37.2524
11/4/2004	8.1000	8.8500	8.0400	8.8500	.7900	5,121,600	1,461,200	28.5301
11/3/2004	8.4900	8.6500	8.0100	8.0600	-.2100	4,794,500	1,746,400	36.4251
11/2/2004	8.0200	8.4200	7.9200	8.2700	.3300	4,479,800	1,412,900	31.5394
11/1/2004	7.6500	8.1000	7.4600	7.9400	.2200	4,595,300	1,541,000	33.5343

*Short volume includes only those orders sent to the NYSE electronically. Please refer to the Help section for a complete description of the data source.



AMR

12/1/2004 - 12/31/2004
NYSE Price History

NYSE Trading Information Only

Date	Open	High	Low	Close	Net Change	Volume	Short Volume	% of NYSE Volume
12/31/2004	11.0200	11.0300	10.8500	10.9500	-.0300	1,325,600	402,400	30.3561
12/30/2004	10.9300	11.0000	10.7600	10.9800	.1700	1,572,200	291,800	18.5600
12/29/2004	10.7000	10.9700	10.6500	10.8100	-.1900	1,711,900	506,600	29.5929
12/28/2004	11.0000	11.1000	10.8300	11.0000	.0200	1,893,200	789,900	41.7230
12/27/2004	10.6500	11.0700	10.6000	10.9800	.3100	2,864,900	704,000	24.5733
12/23/2004	10.7800	10.7800	10.6000	10.6700	-.0800	1,400,200	223,100	15.9334
12/22/2004	10.3400	10.8200	10.3400	10.7500	.4600	3,898,700	982,600	25.2033
12/21/2004	9.8800	10.3400	9.8500	10.2900	.4100	2,439,400	905,300	37.1116
12/20/2004	10.0500	10.1300	9.8600	9.8800	-.1000	1,701,400	753,800	44.3047
12/17/2004	10.0600	10.1800	9.9200	9.9800	-.1800	1,512,000	591,300	39.1071
12/16/2004	10.0500	10.2700	10.0400	10.1600	.1500	1,891,200	576,100	30.4621
12/15/2004	10.1700	10.2900	9.8500	10.0100	-.2000	2,575,000	475,900	18.4816
12/14/2004	10.1200	10.2200	10.1100	10.2100	.1000	1,249,500	324,100	25.9384
12/13/2004	10.3300	10.3400	10.0400	10.1100	-.0900	1,750,700	522,900	29.8681
12/10/2004	9.9000	10.2800	9.6500	10.2000	.3000	3,855,600	873,800	22.6631
12/9/2004	10.0400	10.0400	9.7400	9.9000	-.2400	2,808,000	658,500	23.4509
12/8/2004	10.3500	10.5000	10.0800	10.1400	-.0700	2,538,400	641,300	25.2639
12/7/2004	10.3000	10.5300	10.0700	10.2100	.0100	2,817,700	893,600	31.7138
12/6/2004	10.3200	10.3300	10.1300	10.2000	-.3000	2,173,900	591,300	27.2000
12/3/2004	10.8500	10.8900	10.2500	10.5000	-.1300	3,708,900	867,300	23.3843
12/2/2004	10.0000	10.9500	10.0000	10.6300	.8200	8,977,100	2,537,600	28.2675
12/1/2004	9.0700	9.8800	9.0600	9.8100	.7800	4,954,100	1,012,700	20.4417

*Short volume includes only those orders sent to the NYSE electronically. Please refer to the Help section for a complete description of the data source.



59 Maiden Lane, 1st Floor
New York, NY 10038
718-921-8200
800-937-5449
nbrown@amstock.com

January 5, 2005

AMERICAN AIRLINES, INC
ATTN: ANNA STANLEY
VIA FACSIMILE #: (817) 967-2937

COMPANY NAME: AMR CORPORATION
REGISTERED AS: JOHN CHEVEDDEN

Dear Sir or Madam:

Please be advised, we were unable to locate an account per the information provided us.

If the shares are held by a broker in street name, the account would not appear on our records. If the shares are not held by a broker, and you would like us to conduct further research, please supply us with the following information:

REGISTRATION AS SHOWN ON THE FACE OF THE CERTIFICATE: ________

____

SOCIAL SECURITY NUMBER USED ON THE ACCOUNT: ______________

CERTIFICATE NUMBER(S): ______________________________

SHARE AMOUNT OF EACH CERTIFICATE: ____________________

Please complete and return this letter along with your original request (enclosed) to the letterhead address so we may expedite your request.

We trust the above information has proved helpful.

Sincerely,

Nicole Brown

Nicole Brown
Shareholder Services
/nb

Cc: Jay Ramos
Account Administrator



January 5, 2005

Via Federal Express and
Facsimile (310) 371-7872

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, California 90278

Dear Mr. Chevedden:

Re: Shareholder proposal for AMR Corporation

This letter acknowledges receipt of a facsimile from Devon Goodwin of Fidelity Investments confirming that you have held one hundred (100) shares of AMR Corporation ("AMR") stock since December 17, 1998.

We have verified with our stock registrar and transfer agent, American Stock Transfer & Trust Company, that no additional shares are owned and registered in your name. At the time you submitted your proposal on December 14, 2004, and for the prior sixty (60) days, the highest *selling* price of AMR stock on the New York Stock Exchange was $10.95 per share on December 2, 2004, and during the same time period AMR had at least 155 million shares outstanding. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the 2005 annual meeting of shareholders for at least one year by the date you submit the proposal. Thus, the 100 shares confirmed by Fidelity Investments to be owned by you were worth less than $2,000 and constituted less than 1% of AMR's securities as required by §240.14a-8 of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Rule").

We want to ensure that we haven't overlooked shares of AMR stock that you may own. Therefore, please provide within 14 days of your receipt of this letter evidence of additional ownership of AMR stock (such ownership being since December 14, 2003).

Enclosed with this letter is a copy of the Rule for your reference. Under the Rule, shareholders (if they are not registered holders) are required to demonstrate eligibility to submit shareholder proposals by providing adequate proof of stock ownership. Additionally, paragraph C.1.a. of the Securities and Exchange Commission's Staff Legal Bulletin No. 14 (copy of which is also enclosed) clarifies the calculation procedures to determine the market value of your 100 AMR shares.

Very truly yours,

Charles D. MarLett
Corporate Secretary

Enclosures
(with Federal Express delivery)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

AMR Corporation (AMR)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Golden Parachutes
Shareholder: John Chevedden

Ladies and Gentlemen:

The company no action request is implicitly bragging about the declining price of company stock as a reason to be immune to a Rule 14a-8 proposal.

It is unconscionable and against good public policy for any company to claim immunity to Rule 14a-8 proposals due to a serious decline in the price of company stock. According to the broker verification letter, which the company included as an exhibit, the shareholder has owned 100 shares of company stock continuously since December 1998.

According to the attached print-out the stock has declined from $25 in 1998 to $10 currently.

Additionally this stock was originally purchased and has been continuously held at a time when the Rule 14a-8 threshold was $1000. Therefore the $1000 threshold should reasonably apply as a grandfathered issue. In the company's own words this proposal explicitly meets the $1000 threshold.

This same continuously-held stock was the sole basis for Rule 14a-8 proposals published in the 2001, 2002 and 2003 company definitive proxy statements. In fact the 2003 proposal won 53% of the yes and no votes according to the Investor Responsibility Research Center. It is inconsistent that the same continuously held stake in the company be judged inadequate in subsequent years.

In other words the company is asking to be rewarded for its declining stock price by claiming the power to halt a series of corporate governance proposals seeking to improve company performance. It is not believed that the purpose of the Rule 14a-8 ownership requirements are to disenfranchise long-term continuous shareholders through no fault of their own that the company stock price has sunk.

The shareholder has exceeded the length of continuous $2000 of stock ownership by 3.5-times, in other words 3 years and 6 months.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Charles MarLett

Historical Prices - AMR (AMR CORP)

As of Dec-14-04

More Info: Quote | Chart | News | Profile | Research | SEC | Messages | Insider

Start: Dec 17 199
End: Dec 14 200
Daily
Weekly
Monthly
Dividends

Ticker Symbol: amr Get Data

Date	Open	High	Low	Close	Volume	Adj. Close*
Dec 04	9.07	10.99	9.06	**10.21**	5,527,190	10.21
Nov 04	7.65	9.88	7.46	**9.03**	4,916,700	9.03
Oct 04	7.48	8.21	6.34	**7.72**	5,743,495	7.72
Sep 04	8.93	9.84	6.76	**7.33**	4,663,947	7.33
Aug 04	8.17	9.75	7.08	**8.94**	5,105,536	8.94
Jul 04	12.04	12.28	7.99	**8.43**	5,423,142	8.43
Jun 04	11.32	12.83	11.21	**12.11**	4,643,371	12.11
May 04	11.45	12.32	10.04	**11.52**	6,133,205	11.52
Apr 04	12.78	14.50	11.21	**11.35**	4,821,714	11.35
Mar 04	15.31	16.40	10.25	**12.73**	6,522,691	12.73
Feb 04	16.42	16.70	14.51	**15.20**	5,007,247	15.20
Jan 04	13.24	17.65	12.78	**16.40**	6,357,520	16.40
Dec 03	12.95	13.19	11.05	**12.95**	4,257,450	12.95
Nov 03	13.50	13.75	11.05	**12.83**	4,521,494	12.83
Oct 03	11.70	15.46	11.57	**13.28**	7,286,760	13.28
Sep 03	11.04	13.45	10.78	**11.45**	6,428,842	11.45
Aug 03	9.25	11.08	7.90	**11.00**	5,702,638	11.00
Jul 03	11.00	11.75	9.01	**9.35**	7,414,318	9.35
Jun 03	6.77	11.90	6.73	**11.00**	11,309,961	11.00
May 03	4.49	7.59	4.46	**6.34**	11,846,076	6.34
Apr 03	2.72	5.93	2.65	**4.48**	23,418,195	4.48
Mar 03	2.44	3.00	1.25	**2.10**	10,866,880	2.10
Feb 03	3.00	3.40	2.25	**2.34**	3,575,268	2.34
Jan 03	6.80	7.10	2.73	**2.90**	3,739,766	2.90
Dec 02	7.85	8.16	6.06	**6.60**	2,519,847	6.60
Nov 02	4.66	8.61	4.57	**7.75**	2,720,530	7.75
Oct 02	4.00	5.59	3.01	**4.72**	3,136,652	4.72
Sep 02	10.18	10.18	3.60	**4.18**	3,954,415	4.18

The double vertical lines on page 2 and 3 illustrates the 42-months that the proponent's stock exceeded the $2000 threshold.

Aug 02	11.17	11.90	8.15	**10.19**	2,447,031	10.19
Jul 02	16.60	16.65	9.75	**11.18**	1,628,768	11.18
Jun 02	20.58	21.08	15.52	**16.86**	1,543,645	16.86
May 02	21.19	22.00	19.40	**20.95**	1,591,595	20.95
Apr 02	26.10	26.11	21.18	**21.47**	1,701,318	21.47
Mar 02	26.60	29.20	25.00	**26.41**	1,730,065	26.41
Feb 02	24.00	27.50	22.00	**26.10**	1,405,822	26.10
Jan 02	22.40	26.30	21.62	**24.94**	2,100,509	24.94
Dec 01	21.43	23.74	20.30	**22.30**	1,686,190	22.30
Nov 01	18.20	22.00	15.40	**21.36**	2,623,547	21.36
Oct 01	19.15	22.80	18.15	**18.20**	1,880,765	18.20
Sep 01	32.01	32.76	15.90	**19.14**	4,064,366	19.14
Aug 01	35.15	36.25	31.67	**31.99**	680,126	31.99
Jul 01	35.87	38.40	34.43	**35.15**	890,028	35.15
Jun 01	38.90	38.91	32.50	**36.13**	1,012,257	36.13
May 01	38.00	39.50	35.65	**38.99**	1,213,295	38.99
Apr 01	34.50	39.25	33.10	**38.11**	1,143,425	38.11
Mar 01	32.00	36.76	31.01	**35.12**	1,487,309	35.12
Feb 01	39.15	39.60	30.70	**33.25**	1,630,342	33.25
Jan 01	38.62	43.94	36.31	**39.09**	2,030,666	39.09
Dec 00	32.75	39.44	32.75	**39.19**	1,507,690	39.19
Nov 00	32.56	36.62	31.19	**33.44**	1,152,595	33.44
Oct 00	32.19	35.69	27.62	**32.75**	1,058,986	32.75
Sep 00	32.81	35.44	31.19	**32.75**	819,865	32.75
Aug 00	33.50	34.94	31.19	**32.81**	804,133	32.81
Jul 00	26.62	34.19	26.00	**33.06**	1,188,785	33.06
Jun 00	28.75	30.38	26.12	**26.44**	1,609,350	26.44
May 00	34.06	37.81	26.62	**28.50**	1,348,013	28.50
Apr 00	32.00	39.00	31.00	**34.06**	1,407,915	34.06
Mar 00	$34.96 Cash Dividend					
Mar 00	22.44	33.25	21.70	**31.88**	1,742,578	31.88
Feb 00	22.84	24.77	20.77	**22.39**	1,648,963	22.39
Jan 00	28.37	29.11	22.65	**22.78**	1,182,535	22.78
Dec 99	25.93	29.64	24.98	**28.37**	815,772	28.37
Nov 99	26.62	26.65	23.97	**25.77**	863,961	25.77
Oct 99	22.65	27.52	22.36	**26.88**	1,003,814	26.88
Sep 99	24.82	25.06	22.25	**23.07**	1,151,833	23.07
Aug 99	27.20	28.45	24.58	**24.82**	849,909	24.82
Jul 99	28.95	30.91	27.47	**27.47**	776,890	27.47
Jun 99	28.05	29.56	26.99	**28.90**	1,085,213	28.90
May 99	29.56	31.94	26.51	**27.55**	1,203,185	27.55

The double vertical lines on page 2 and 3 illustrates the 42-months that the proponent's stock exceeded the $2000 threshold.

Apr 99	25.22	31.22	25.11	**29.56**	1,503,209	29.56
Mar 99	23.52	26.62	23.29	**24.79**	1,469,526	24.79
Feb 99	25.38	26.33	22.52	**23.47**	1,913,378	23.47
Jan 99	25.40	30.96	22.44	**24.87**	2,475,247	24.87
Dec 98	23.92	25.91	23.84	**25.14**	1,203,110	25.14

The double vertical lines on page 2 and 3 illustrates the 42-months that the proponent's stock exceeded the $2000 threshold.

Download Spreadsheet Format

* adjusted for dividends and splits please see FAQ.

Questions or Comments?

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AMR Corporation
Incoming letter dated January 28, 2005

The proposal relates to golden parachutes.

There appears to be some basis for your view that AMR may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of AMR's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if AMR omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Robyn Manos
Special Counsel